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                                                                    Exhibit 99.1

                                 RISK FACTORS

If we cannot obtain additional funding, our product development and commercialization efforts may be reduced or discontinued.

  We will require additional funding to sustain our research and development efforts, provide for future clinical trials, and continue our operations until we are able to generate sufficient revenue from the sale and/or licensing of our products. We cannot be certain whether we will be able to obtain required additional funding on terms satisfactory to us, if at all. In addition, we have expended, and will continue to expend, substantial funds on the development of our product candidates and for clinical trials. We currently have commitments to expend additional funds for the development of the Orasome oral delivery system, the MEDIPAD(R) infusion pump for iron chelation therapy, license contracts, severance arrangements, employment agreements, and consulting agreements. If we are unable to raise additional funds when necessary, we may have to reduce or discontinue development, commercialization or clinical testing of some or all of our product candidates or enter into financing arrangements on terms that we would not otherwise accept.

We have had significant losses and anticipate future losses.

  We are a development stage company, have experienced significant losses since inception and have a significant accumulated deficit. We expect to incur significant additional operating losses in the future and expect cumulative losses to substantially increase due to expanded research and development efforts, preclinical studies and clinical trials. All of our products are currently in development, preclinical studies or clinical trials and we have not generated significant revenues from product sales or licensing. There can be no guarantee that we will ever generate product revenues sufficient to become profitable or to sustain profitability.

We are dependent on our joint ventures with Elan Corporation plc, our corporate partners and any future joint ventures or corporate partnerships.

  Our strategy for research, development and commercialization of certain of our products is to rely on arrangements with corporate partners. As a result, our ability to commercialize products is dependent upon the success of third parties in performing preclinical studies and clinical trials, obtaining regulatory approvals, and manufacturing and successfully marketing our products. In connection with our two joint ventures with Elan, we are obligated to fund research and development activities in proportion to our ownership interest in each joint venture, currently 80.1% of each joint venture, based on the research and development plan and budget that we mutually agree upon with Elan. If we do not have sufficient resources to meet our funding obligations under each of the two Elan joint ventures, we may have to terminate the venture prior to commercialization or renegotiate the terms of the joint venture with Elan, or our interest in the venture may be diluted.

  Newco, our MEDIPAD(R) iron chelator joint venture with Elan, licensed its first product on a worldwide basis to Schein Pharmaceutical, which has been acquired by Watson Pharmaceuticals, Inc. Schein had agreed to develop and market this product in the United States, and Newco and Schein will jointly seek partners for marketing the product outside of the United States. We cannot assure you that Watson will continue to meet the obligations originally agreed to by Schein and that Watson and Newco will successfully develop, market, commercialize or obtain the necessary regulatory approvals for this product in the United States or internationally. Watson/Schein has filed for its iron chelation drug which it plans to commercialize and has received correspondence from the FDA indicating certain deficiences with that application. That correspondence may delay Watson's efforts to commercialize the MEDIPAD(R) iron chelation product and we cannot assure you that Watson will be able to overcome
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the cited deficiencies promptly, or at all. Thus, we cannot assure you that our
MEDIPAD(R) iron chelator product will be marketed and sold soon or at all.

  We have also signed an exclusive research and option agreement with Novo Nordisk to license our Orasome(TM) oral delivery system for their human growth hormone product, Norditropin(R). We cannot assure you that Novo Nordisk will license and develop this technology for this product.

  We cannot assure you that our arrangements with our joint venture corporate partners, including the joint ventures with Elan, will be successful or that the development efforts carried out by them will continue. We are currently in discussions with Elan to review the progress of InnoVaccines. We cannot assure you that the results of these discussions will be favorable or that the joint venture with Elan will continue. If Elan chooses to discontinue its collaboration with InnoVaccines, we may not be able to continue to license certain proprietary technology from Elan on reasonable terms, if at all. We intend to pursue additional collaborations in the future; however, the terms available may not be acceptable to us and the collaborations may not be successful. In addition, the amount and timing of resources that our collaborators devote to these activities are not within our control.

Problems in product development may cause our cash depletion rate to increase.

  We have limited experience with clinical trials and regulatory affairs and if we encounter unexpected difficulties with our operations or clinical trials, we may have to expend additional funds, which would increase our cash depletion rate. Our ability to manage expenses and our cash depletion rate are keys to the continued development of product candidates and the completion of ongoing clinical trials. Our cash depletion rate will vary substantially from quarter to quarter as we fund non-recurring items associated with clinical trials, product development, patent legal fees and consulting fees.

Our product development and commercialization efforts may not be successful.

  Our product candidates, which have not received regulatory approval, are generally in the early stages of development. If the initial results from any of the clinical trials are poor, those results will adversely effect our ability to raise additional capital, which will affect our ability to continue full-scale research and development for our oral delivery technology. In addition, product candidates resulting from our research and development efforts, if any, are not expected to be available commercially for several years, if at all. Our products, if approved, may not be immediately used by doctors unfamiliar with our product applications. We or our marketing partner may be required to implement an aggressive education and promotion plan with doctors in order to gain market recognition, understanding and acceptance of our products. Any such effort may be time consuming, costly and might not be successful. Accordingly, we cannot guarantee that our product development efforts, including clinical trials, or commercialization efforts will be successful or that any of our products, if approved, can be successfully marketed.

Our technology and products may prove ineffective or harmful, or be too expensive to market successfully.

  Our future success is significantly dependent on our ability to develop and test products for which we will seek approval from the FDA and/or from similar agencies in other countries to market to certain defined patient groups. Although we are involved in developing oral versions of injectable drugs and vaccines that have already been approved by the FDA, the oral products we are currently developing will require significant additional laboratory and clinical testing and investment for the foreseeable future. Our product
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candidates may not show sufficient efficacy in animal models to justify continuing research into clinical testing stages or may not prove to be effective in clinical trials or they may cause harmful side effects during clinical trials. In addition, our product candidates, if approved, may prove impracticable to manufacture in commercial quantities at a reasonable cost and/or with acceptable quality. Any of these factors could negatively affect our financial position and results of operations.

Our product development and commercialization efforts may be reduced or discontinued due to difficulties or delays in clinical trials.

  We may encounter unanticipated problems, including development, manufacturing, distribution, financing and marketing difficulties, during the product development, approval and commercialization process. Our product candidates may take longer than anticipated to progress through clinical trials. In addition, patient enrollment in the clinical trials may be delayed or prolonged significantly, thus delaying the clinical trials and causing increased costs. If we experience any such difficulties or delays, we may have to reduce or discontinue development, commercialization or clinical testing of some or all of our product candidates.

Our dependence on a limited number of suppliers and manufacturers may negatively impact our ability to complete clinical trials and market our products.

  Prior to commercial distribution of any of our products, if approved, we will be required to identify and contract with a commercial supplier or manufacturer. We cannot guarantee that these suppliers or manufacturers will be able to qualify their facilities under regulations imposed by the FDA or that they will be able to label and supply us with drugs in a timely manner, if at all. Accordingly, any change in our existing or future contractual relationships with, or an interruption in supply from, any third-party service provider or supplier could negatively impact our ability to complete clinical trials and to market our products, if approved.

We do not have a sales force to market our products.

  If and when we receive approval from the FDA for our initial product candidates, the marketing of these products will be contingent upon our ability to either license these products or enter into marketing agreements with partner companies or our ability to recruit, develop, train and deploy our own sales force. We currently intend to sell our products in the United States and internationally in collaboration with one or more marketing partners. However, we presently have only one agreement for the licensing or marketing of our product candidates, and we cannot assure you that we will be able to enter into any such additional agreements in a timely manner or on commercially favorable terms, if at all. Additionally, we do not presently have a sales force, or possess the resources or experience necessary to market any of our product candidates, if and when they are approved. Development of an effective sales force requires significant financial resources, time and expertise. We cannot assure you that we will be able to obtain the financing necessary to establish such a sales force in a timely or cost effective manner, if at all, or that such a sales force will be capable of generating demand for our product candidates, if and when they are approved.

We maintain only limited product liability insurance and may be exposed to claims if our insurance coverage is insufficient.

  The manufacture and sale of our products involves an inherent risk of product liability claims. We currently have product liability insurance with limits of liability of $10 million. Because product liability insurance is
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expensive and difficult to obtain, we cannot assure you that we will be able to maintain existing insurance or obtain additional product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Our inability to obtain sufficient insurance coverage on acceptable terms or to otherwise protect against potential product liability claims in excess of our insurance coverage, if any, could negatively impact our financial position and results of operations.

We use hazardous chemicals and radioactive and biological materials in our business. Any claims relating to improper handling, storage, or disposal of these materials could be time consuming and costly.

  Our research and development processes involve the controlled use of hazardous materials, including hazardous chemicals and radioactive and biological materials. Our operations also produce hazardous waste products. We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. Federal, state, and local laws and regulations govern the use, manufacture, storage, handling, and disposal of these materials. We believe that our current operations comply in all material respects with these laws and regulations. We could be subject to civil damages in the event of an improper or unauthorized release of, or exposure of individuals to, hazardous materials. In addition, we could be sued for injury or contamination that results from our use or the use by third parties or our collaborators of these materials, and our liability may exceed our total assets. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our research, development, or commercialization efforts.

We may not be able to compete with our competitors in the biotechnology industry.

  The biotechnology industry is intensely competitive, subject to rapid change and sensitive to new product introductions or enhancements. Virtually all of our existing competitors have greater financial resources, larger technical staffs, and larger research budgets than we have, as well as greater experience in developing products and conducting clinical trials. Our competitors in the field of the oral and nasal delivery of protein and peptide-based drugs include Emisphere Technologies, which has started Phase III trials for oral heparin and (through its collaborator Novartis) Phase I trials with oral calcitonin; Unigene Laboratories, which has an oral calcitonin product in Phase I/II trials; Nobex Corp. (formerly known as Protein Delivery) which has an oral insulin in Phase II trials, and Generex which has an oral insulin spray in phase I trials. Our competitors in the vaccine delivery field include: Aviron, which is developing a nasal flu vaccine that is in Phase III clinical trials, Intellivax, which is in Phase I and II trials with an intranasal flu vaccine and another major vaccine, specialized biotechnology firms, universities, and governmental agencies. Our competitors in the liposomal formulation field include The Liposome Company (owned by Elan Corporation), NexStar (owned by Gilead Sciences, Inc.) and Sequus (owned by ALZA Corporation). In addition, there may be other companies which are currently developing competitive technologies and products or which may in the future develop technologies and products that are comparable or superior to our technologies and products. Accordingly, we cannot assure you that we will be able to compete successfully with our existing and future competitors or that competition will not negatively affect our financial position or results of operations in the future.

We may not be successful if we are unable to obtain and maintain patents and licenses to patents.
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  Our success depends, in large part, on our ability to obtain and maintain a proprietary position in our products through patents, trade secrets and orphan drug designations. We have been granted several United States patents and have submitted several United States patent applications and numerous corresponding foreign patent applications, and have also obtained licenses to patents and patent applications owned by other entities. However, we cannot assure you that any of these patent applications will be granted or that our patent licensors will not terminate any of our patent licenses. We also cannot guarantee that any issued patents will provide competitive advantages for our products or that any issued patents will not be successfully challenged or circumvented by our competitors. Further, the laws of certain countries may not protect our proprietary rights to the same extent as U.S. law. We are dependent upon our license of oral delivery technology from MIT, and licenses from Elan in connection with our two joint ventures with Elan. We cannot assure you that the technology underlying such licenses will be profitable, or that we will be able to retain licenses for such technologies or that we will obtain patent protection outside the United States. To the extent that we rely on trade secret protection and confidentiality agreements to protect our technology, others may develop similar technology, or otherwise obtain access to our findings or research materials embodying those findings. The application of patent law to the field of biotechnology is relatively new and has resulted in considerable litigation. There is a substantial risk in the rapidly developing biotechnology industry that patents and other intellectual property rights held by us could be infringed by others or that products developed by us or their method of manufacture could be covered by patents owned by other companies. Although we believe that our products and services do not infringe on any third party's patents, we cannot be certain that we can avoid litigation involving such patents or other proprietary rights. Patent and proprietary rights litigation entails substantial legal and other costs, and we may not have the necessary financial resources to defend or prosecute our rights in connection with any litigation. Responding to, defending or bringing claims related to patents and other intellectual property rights may require our management to redirect our human and monetary resources to address these claims and may take years to resolve.

We may not be able to successfully sell our cancer products business.

  On March 1, 2000 we announced our decision to exit and/or divest our oncology business and related products to focus on our drug delivery business and products. We cannot assure you that we will be able to implement this business strategy or that it will be successful if implemented. We cannot assure you that a purchaser will be found or that we will be able to divest our oncology business and related products.

Our product development and commercialization efforts may be reduced or discontinued due to difficulties or delays in clinical trials.

  We may encounter unanticipated problems, including development, manufacturing, distribution, financing and marketing difficulties, during the product development, regulatory approval and commercialization process. Our product candidates may take longer than anticipated to progress through clinical trials. In addition, patient enrollment in the clinical trials may be delayed or prolonged significantly, thus delaying the clinical trials and causing increased costs. If we experience any such difficulties or delays, we may have to reduce or discontinue development, commercialization or clinical testing of some or all of our product candidates.

Our product development and commercialization efforts may be reduced or discontinued due to delays or failure in obtaining regulatory approvals.
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  We will need to do substantial additional development and clinical testing prior to seeking any regulatory approval for commercialization of our product candidates. Testing, manufacturing, commercialization, advertising, promotion, export and marketing, among other things, of our proposed products are subject to extensive regulation by governmental authorities in the United States and other countries. The testing and approval process requires substantial time, effort and financial resources and we cannot guarantee that any approval will be granted on a timely basis, if at all. At least initially, we intend, to the extent possible, to rely on licensees to obtain regulatory approval for marketing our products. The failure by us or our licensees to adequately demonstrate the safety and efficacy of any of our product candidates under development could delay, limit or prevent regulatory approval of the product, which may require us to reduce or discontinue development, commercialization or clinical testing of some or all of our product candidates. Companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in conducting advanced human clinical trials, even after obtaining promising results in earlier trials. Furthermore, the FDA may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Also, even if regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Accordingly, we may experience difficulties and delays in obtaining necessary governmental clearances and approvals to market our products, and we may not be able to obtain all necessary governmental clearances and approvals to market our products.

Our products, if approved, may not be commercially viable due to health care changes and third-party reimbursement limitations.

  Recent initiatives to reduce the federal deficit and to change health care delivery are increasing cost-containment efforts. We anticipate that Congress, state legislatures and the private sector will continue to review and assess alternative benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, price controls on pharmaceuticals, and other fundamental changes to the health care delivery system. Any such changes could negatively impact the commercial viability of our products, if approved. Our ability to successfully commercialize our product candidates, if and when they are approved, will depend in part on the extent to which appropriate reimbursement codes and authorized cost reimbursement levels of such products and related treatment are obtained from governmental authorities, private health insurers and other organizations, such as health maintenance organizations. In the absence of national Medicare coverage determination, local contractors that administer the Medicare program, within certain guidelines, can make their own coverage decisions. Accordingly, there can be no assurance that any of our product candidates, if approved and when commercially available, will be included within the then current Medicare coverage determination or the coverage determination of state Medicaid programs, private insurance companies and other health care providers. In addition, third-party payers are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care and the growth of health maintenance organizations in the United States may all result in lower prices for our products, if approved and when commercially available, than we currently expect. The cost containment measures that health care payers and providers are instituting and the effect of any health care changes could negatively affect our financial performance, if and when one or more of our products are approved and available for commercial use.

Our operations and financial performance could be negatively affected if we cannot attract and retain key personnel.

  Our success is dependent, in part, upon Michael S. Rosen, our President and Chief Executive Officer, Panayiotis Constantinides, Ph.D., our Vice-President
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of Research and Development, John McCracken, our Vice-President of Business
Development, and Steve Koulogeorge, our Controller/Assistant Treasurer. We also believe that our future success will depend largely upon our ability to attract and retain highly skilled research and development and technical personnel. Although we maintain and are the beneficiary of key man insurance on Mr. Rosen, we do not believe the proceeds would be adequate to compensate us for his loss. We face intense competition in our recruiting activities, including competition from larger companies with greater resources. We cannot assure you that we will be successful in attracting or retaining skilled personnel. The loss of certain key employees or our inability to attract and retain other qualified employees could negatively affect our operations and financial performance.

Our stock price is highly volatile and our common stock is thinly traded.

  The market price of our common stock, like that of many other development-stage public pharmaceutical and biotechnology companies, has been highly volatile and may continue to be so in the future. Factors such as disclosure of results of preclinical and clinical testing, adverse reactions to products, governmental regulation and approvals, and general market conditions may have a significant effect on the market price of the common stock and our other equity securities. Since it commenced trading on the American Stock Exchange on August 6, 1998, our common stock has been thinly traded.

We cannot assure you that we will continue to be listed on the American Stock Exchange

  We cannot assure you that we will satisfy the requirements necessary to remain listed on the American Stock Exchange or that the American Stock Exchange will not take actions to delist our common stock. If such events were to occur, we cannot assure you that we will be able to list our common stock on another national exchange. If our common stock is not listed on an exchange, we cannot assure you that an active trading market exists for our common stock.

Investors may suffer substantial dilution.

  Endorex has a number of agreements or obligations that may result in dilution to investors. These include:

  . warrants to purchase 2,012,622 shares of common stock at $2.54375 per share, subject to adjustment, issued in connection with the October 1997 private placement of our common stock;

  . warrants to purchase 230,770 shares of common stock at $10.00 per share, subject to adjustment, held by Elan;

  . warrants to purchase 43,334 shares of common stock at $2.3125 per share, subject to adjustment, held by the Aries Master Fund II and warrants to purchase 23,334 shares of common stock at $2.3125 per share, subject to adjustment, held by the Aries Domestic Fund, L.P., both issued on May 19, 1997 pursuant to a senior line of credit that has been subsequently retired;

  . warrants to purchase 452,383 shares of common stock at $5.91, subject to adjustment, held by certain investors pursuant to the April 2000 private placement of our common stock;

  . warrants to purchase 226,190 shares of common stock at $5.25, subject to adjustment, issued to the finder in connection with the April 2000 private placement of our common stock;

  .  conversion rights and dividend rights of preferred stock held by Elan,
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     consisting of 100,410, subject to adjustment, shares of Series B
     Convertible Preferred Stock ($8.0 million original liquidation value) bearing an 8% cumulative payment-in-kind dividend and convertible at liquidation value into common stock at $7.38 per share, subject to adjustment, and 97,603, subject to adjustment, shares of Series C Exchangeable Convertible Preferred Stock ($8.4 million original liquidation value) bearing a 7% cumulative payment-in-kind dividend and which is exchangeable for part of Endorex's interest in one of the joint ventures with Elan or convertible at liquidation value into common stock at $8.86 per share;

  . options to purchase approximately 1.9 million shares of common stock issued to participants in our stock option plan with a weighted average exercise price of approximately $2.35; and

  . anti-dilution rights under the above warrants and preferred stock, which can permit purchase of additional shares and/or lower exercise/conversion prices under certain circumstances. To the extent that anti-dilution rights are triggered, or warrants, options or conversion rights are exercised, our stockholders will experience substantial dilution and the Company's stock price may decrease.

Future sales of common stock by our existing stockholders could adversely affect our stock price.

  The market price of our common stock could decline as a result of sales by our existing stockholders of shares of common stock in the market, or the perception that these sales could occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

We have not paid cash dividends.

  We have never paid cash dividends on our common stock and we do not anticipate paying any dividends in the foreseeable future. We currently intend to retain earnings, if any, for the development of our business.

We have certain interlocking relationships that may present potential conflicts of interest.

  Lindsay A. Rosenwald, M.D., is the Chairman and sole stockholder of Paramount Capital Asset Management, Inc. ("PCAM"), Paramount Capital, Inc. ("Paramount") and Paramount Capital Investment LLC ("PCI"), a merchant banking and venture capital firm specializing in biotechnology companies. PCAM is the investment manager of The Aries Master Fund II, a Cayman Island exempted company, and the general partner of each of the Aries Domestic Fund, L.P. and the Aries Domestic Fund II, L.P., each of which is a significant stockholder of Endorex. In addition, certain officers, employees and/or associates of Paramount and/or its affiliates own securities in a subsidiary of Endorex. In the regular course of its business, PCI identifies, evaluates and pursues investment opportunities in biomedical and pharmaceutical products, technologies and companies. Generally, Delaware corporate law requires that any transactions between Endorex and any of its affiliates be on terms that, when taken as a whole, are substantially as favorable to us as those then reasonably obtainable from a person who is not an affiliate in an arms-length transaction. Nevertheless, neither such affiliates nor PCI is obligated pursuant to any agreement or understanding with us to make any additional products or technologies available to us. We do not expect and you should not expect, that any biomedical or pharmaceutical product or technology identified by such affiliates or PCI in the future will be made available to us. In addition, certain of the current officers and directors of Endorex or any officers or
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directors of the company hereafter appointed may from time to time serve as officers, directors or consultants of other biopharmaceutical or biotechnology companies. There can be no assurance that such other companies will not have interests in conflict with us.

Certain directors and stockholders have significant influence.

  Our directors, executive officers and principal stockholders and certain of their affiliates have the ability to influence the election of directors and most other stockholder actions. This may discourage or prevent any proposed takeover of Endorex, including transactions in which stockholders might otherwise receive a premium for their shares over the then current market prices. Such stockholders may influence corporate actions, including influencing elections of directors and significant corporate events.